April 2, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Stephanie Hui, Esq.

VIA EDGAR

Re:	Registrant: Gateway Trust

File No.:          811-22099

Filing Type:    Form N-1A

Dear Ms. Hui:

This letter responds to an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 28, 2014, regarding the post-effective amendment to the Gateway Trust (the “Registrant”) registration statement on Form N-1A for the Gateway International Fund (the “Fund”), which was filed with the Commission on January 28, 2014 (the “Registration Statement”). For your convenience, we have summarized the additional comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement became effective automatically on April 1, 2014.

1.	Comment. With respect to Comment and Response 7 in the Registrant’s comment response letter dated March 26, 2014, please confirm that the Fund segregates assets based on notional value and consider revising the disclosure provided in the “Asset Segregation and Coverage” paragraph in the Fund’s Statement of Additional Information.

Response. The Registrant confirms that the Fund segregates or designates assets based on the notional value of the derivative instrument or, in the case of cash-settled instruments, on the daily mark-to-market obligation. The Registrant respectfully submits that its current disclosure on this topic is adequate and that changes are not required.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Gateway Trust

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.